                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                         ----------------------------

                                   FORM 11-K

                         ----------------------------
(Mark One)
                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                [FEE REQUIRED]

For the fiscal year ended December 31, 1995

                                      OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                [FEE REQUIRED]

for the transition period from     to
                              -----  -----

COMMISSION FILE NUMBER 1-12248

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              ICF Kaiser International, Inc. Section 401(k) Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    ICF Kaiser International, Inc.
    9300 Lee Highway
    Fairfax, Virginia  22031-1207

                        ICF KAISER INTERNATIONAL, INC.

                              SECTION 401(k) PLAN

                                _______________



                             FINANCIAL STATEMENTS

                     as of December 31, 1995 and 1994 and
                           for the years then ended
                              and report thereon

                                     _____

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

Financial Statements

Report of Independent Accountants                                                        1
Statements of Net Assets Available for Benefits with Fund Information                  2-3
Statements of Changes in Net Assets Available for Benefits with Fund Information       4-5
Notes to Financial Statements                                                         6-10
Item 27a - Schedule of Assets Held for Investment Purposes                              11
Item 27d - Schedule of Reportable Transactions                                          12

                                 Report of Independent Accountants
                                 ---------------------------------



ICF Kaiser International, Inc. 401(k) Plan Committee
Fairfax, Virginia


We have audited the accompanying statements of net assets available for benefits of the ICF Kaiser International, Inc. Section 401(k) Plan (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        Coopers & Lybrand, L.L.P

Washington, D.C.
April 26, 1996

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
WITH FUND INFORMATION

AS OF DECEMBER 31, 1995

                                                                        PARTICIPANT DIRECTED
                                -------------------------------------------------------------------------------------------------
                                                  VANGUARD      VANGUARD     VANGUARD
                                    VANGUARD     W.L. MORGAN   INVESTMENT      MONEY      VANGUARD      VANGUARD      VANGUARD
                                   WELLINGTON      GROWTH      GRADE BOND     MARKET     INDEX  500     EXPLORER      PRIMECAP
                                      FUND          FUND          FUND         FUND         FUND          FUND          FUND
                                ---------------  ------------  -----------  ----------- ------------  -----------    -----------
Assets:

Investments at fair value:

Mutual funds                        $24,706,349   $10,406,949  $7,314,668   $16,094,203  $17,833,175   $590,688     $23,571

Loans to participants                         -            -            -             -            -          -           -
                                    -----------   -----------  ----------   -----------  -----------   --------     -------

                                     24,706,349    10,406,949   7,314,668    16,094,203   17,833,175    590,688      23,571

Employee contributions receivable        78,397        45,394      26,872        41,062       75,999      8,307         720
Employer contributions receivable        20,563        11,508       7,193        10,855       19,505      2,111         172
Loan payment receivable                   6,139         3,994       2,305         4,398        6,070        334          37
                                    -----------   -----------  ----------   -----------  -----------   --------     -------

Net assets available for benefits   $24,811,448   $10,467,845  $7,351,038   $16,150,518  $17,934,749   $601,440     $24,500
                                    ===========   ===========  ==========   ===========  ===========   ========     =======


                                          PARTICIPANT DIRECTED
                                    ----------------------------
                                      VANGUARD
                                    INTERNATIONAL
                                       GROWTH       ICF KAISER         LOANS
                                      PORTFOLIO     STOCK FUND    TO PARTICIPANTS     TOTAL
                                    -------------  -------------  ---------------  ----------
Assets:

Investments at fair value:

Mutual funds                        $832,057       $747,744       $        -       $78,549,404

Loans to participants                      -              -        2,282,457         2,282,457
                                    --------       --------       ----------       -----------

                                     832,057        747,744        2,282,457        80,831,861

Employee contributions receivable      9,394          5,767                -           291,912
Employer contributions receivable      2,362          1,617                -            75,886
Loan payment receivable                  500            356                -            24,133
                                    --------       --------       ----------       -----------

Net assets available for benefits   $844,313       $755,484       $2,282,457       $81,223,792
                                    ========       ========       ==========       ===========

The accompanying notes are an integral part of these financial statements.

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
WITH FUND INFORMATION

AS OF DECEMBER 31, 1994


                                                                         PARTICIPANT DIRECTED
                                           ------------------------------------------------------------------------------
                                                          VANGUARD      VANGUARD     VANGUARD
                                            VANGUARD     W.L. MORGAN   INVESTMENT      MONEY      VANGUARD
                                           WELLINGTON      GROWTH      GRADE BOND     MARKET     INDEX  500    ICF KAISER
                                              FUND          FUND          FUND         FUND         FUND       STOCK FUND
                                           ----------    -----------   ----------   -----------  -----------   ----------
Assets:

Investments at fair value:

Mutual funds                               18,558,437    $6,874,063    $5,440,493  $15,616,274   $11,738,121      $427,690

Loans to participants                               -             -             -            -             -             -
                                           ----------    ----------    ----------  -----------   -----------      --------

                                           18,558,437     6,874,063     5,440,493   15,616,274    11,738,121       427,690

Employee contributions receivable              82,598        44,613        30,377       49,504        72,118         3,869
Employer contributions receivable              20,919        11,366         8,131       13,313        18,382           966
Loan payment receivable                         6,054         3,625         2,694        4,458         5,227           132
                                           ----------    ----------    ----------  -----------   -----------      --------

Net assets available for benefits          18,668,008    $6,933,667    $5,481,695  $15,683,549   $11,833,848      $432,657
                                           ==========    ==========    ==========  ===========   ===========      ========





                                                   LOANS
                                              TO PARTICIPANTS      TOTAL
                                              ---------------   -----------

Assets:

Investments at fair value:

Mutual funds                                    $        -      $58,655,078

Loans to participants                            2,043,688        2,043,688
                                                 ---------      -----------

                                                 2,043,688       60,698,766

Employee contributions receivable                        -          283,079
Employer contributions receivable                        -           73,077
Loan payment receivable                                  -           22,190
                                                 ---------      -----------

Net assets available for benefits               $2,043,688      $61,077,112
                                                ==========      ===========

The accompanying notes are an integral part of these financial statements.

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
WITH FUND INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                             PARTICIPANT DIRECTED
                                     --------------------------------------------------------------------------------------------
                                                    VANGUARD      VANGUARD     VANGUARD
                                      VANGUARD     W.L. MORGAN   INVESTMENT      MONEY      VANGUARD      VANGUARD    VANGUARD
                                     WELLINGTON      GROWTH      GRADE BOND     MARKET     INDEX 500      EXPLORER    PRIMECAP
                                        FUND          FUND          FUND         FUND         FUND          FUND        FUND
                                     -----------   -----------   ----------   -----------  -----------    --------   ----------
Additions:

Employee contributions               $ 2,220,749   $ 1,245,287   $  795,351   $ 1,293,075  $ 2,077,788    $106,669    $   720

Employer contributions                   572,699       315,944      213,231       344,629      527,876      25,939        172

Assets transferred from other            186,631       211,623       38,239       210,264      408,465      20,642          -
    plans

Net appreciation
    in fair value of investments       4,881,589     1,692,211    1,030,892             -    4,237,633      19,634        308

Investment  Income:

    Interest                                   -             -            -       927,438            -      45,618          -

    Dividends                          1,216,611       890,769      451,361             -      403,743           -          -
                                     -----------   -----------   ----------   -----------   ----------    --------    -------

Total additions                        9,078,279     4,355,834    2,529,074     2,775,406    7,655,505     218,502      1,200
                                     -----------   -----------   ----------   -----------   ----------    --------    -------

Deductions:

    Withdrawals or Loan Repayments     2,065,326       853,389      575,961     2,120,392    1,342,126      50,131          -

    Trust management fees                 14,280         7,579        4,790        13,169       12,229         526          -
                                     -----------   -----------   ----------   -----------   ----------    --------    -------

Total deductions                       2,079,606       860,968      580,751     2,133,561     1,354,355     50,657          0
                                     -----------   -----------   ----------   -----------   -----------   --------    -------

Net assets transferred among funds      (855,233)       39,312      (78,980)     (174,876)     (200,249)   433,595     23,300
                                     -----------   -----------   ----------   -----------   -----------   --------    -------

Net increase                           6,143,440     3,534,178    1,869,343       466,969     6,100,901    601,440     24,500

Net assets available for benefits
    at beginning of year              18,668,008     6,933,667    5,481,695    15,683,549    11,833,848          -          -
                                     -----------   -----------   ----------   -----------   -----------   --------    -------

Net assets available for benefits
    at end of year                   $24,811,448   $10,467,845   $7,351,038   $16,150,518   $17,934,749   $601,440    $24,500
                                     ===========   ===========   ==========   ===========   ===========   ========    =======


                                            PARTICIPANT DIRECTED
                                         ---------------------------
                                           VANGUARD
                                         INTERNATIONAL
                                            GROWTH        ICF KAISER         LOANS
                                           PORTFOLIO      STOCK FUND    TO PARTICIPANTS       TOTAL
                                         -------------    ----------    ---------------    ------------
Additions:

Employee contributions                     $123,962        $163,544  $             -        $ 8,027,145

Employer contributions                       30,060          45,659                -          2,076,209

Assets transferred from other                30,060          14,610                -          1,120,534
    plans

Net appreciation
    in fair value of investments             32,313         163,154                -         12,057,734

Investment  Income:

    Interest                                 21,394               -          127,483          1,121,933

    Dividends                                     -               -                -          2,962,484
                                           --------        --------       ----------        -----------

Total additions                             237,789         386,967          127,483         27,366,039
                                           --------        --------       ----------        -----------

Deductions:

    Withdrawals or Loan Repayments           35,012          12,582          110,359          7,165,278

    Trust management fees                       682             826                -             54,081
                                           --------        --------       ----------        -----------

Total deductions                             35,694          13,408          110,359          7,219,359
                                           --------        --------       ----------        -----------

Net assets transferred among funds          642,218         (50,732)         221,645                  -
                                           --------        --------       ----------        -----------

Net increase                                844,313         322,827          238,769         20,146,680

Net assets available for benefits
    at beginning of year                          -         432,657        2,043,688         61,077,112
                                           --------        --------       ----------        -----------
Net assets available for benefits
    at end of year                         $844,313        $755,484       $2,282,457        $81,223,792
                                           ========        ========       ==========        ===========

The accompanying notes are an integral part of these financial statements.

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
WITH FUND INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                               PARTICIPANT DIRECTED
                                                 ------------------------------------------------------------------------------
                                                                VANGUARD      VANGUARD     VANGUARD
                                                  VANGUARD     W.L. MORGAN   INVESTMENT      MONEY      VANGUARD
                                                 WELLINGTON      GROWTH      GRADE BOND     MARKET     INDEX  500    ICF KAISER
                                                    FUND          FUND          FUND         FUND         FUND       STOCK FUND
                                                 ------------  ------------  ------------ ------------ ------------ -------------
Additions:

Employee contributions                            2,303,278   $ 1,229,435   $   904,541  $ 1,409,369  $ 1,988,455  $      40,650

Employer contributions                              518,836       273,743       214,449      332,875      446,245         10,716

Assets transferred from other plans                 246,762       255,399        77,441      265,050      218,750        166,104

Net appreciation/(depreciation)
    in fair value of investments                   (929,791)     (353,046)     (738,229)           -     (197,347)        26,459

Investment  Income:

    Interest                                              -             -             -      662,551            -              -

    Dividends                                       836,709       259,020       441,957            -      356,655              -
                                                 ----------   -----------    ----------   ----------   ----------    -----------

Total additions                                   2,975,794     1,664,551       900,159    2,669,845    2,812,758        243,929
                                                 ----------    ----------    ----------   ----------   ----------    -----------

Deductions:

    Withdrawals or Loan Repayments                1,685,680       665,891       598,640    3,715,871    1,220,857             22

    Assets transferred to other plans               321,018       150,675        88,891      302,197      206,724              -

    Trust management fees                            17,059         9,097         6,524       18,580       14,532            219
                                                 ----------   -----------    ----------   ----------   ----------     ----------

Total deductions                                  2,023,757       825,663       694,055    4,036,648    1,442,113            241
                                                 ----------   -----------    ----------   ----------   ----------     ----------

Net assets transferred among funds                  206,296       (99,493)     (577,427)    (227,347)      79,771        188,969
                                                 ----------   -----------    ----------   ----------   ----------     ----------

Net increase/(decrease)                           1,158,333       739,395      (371,323)  (1,594,150)   1,450,416        432,657

Net assets available for benefits
    at beginning of year                         17,509,675     6,194,272     5,853,018   17,277,699   10,383,432              -
                                                 ----------    ----------    ----------   ----------   ----------    -----------

Net assets available for benefits
    at end of year                               18,668,008   $ 6,933,667   $ 5,481,695  $15,683,549  $11,833,848    $   432,657
                                                 ==========   ===========   ===========  ===========  ===========    ===========

                                                       LOANS
                                                  TO PARTICIPANTS     TOTAL
                                                  ---------------  -------------
Additions:

Employee contributions                           $             -  $  7,875,728

Employer contributions                                         -     1,796,864

Assets transferred from other plans                            -     1,229,506

Net appreciation/(depreciation)
    in fair value of investments                               -    (2,191,954)

Investment  Income:

    Interest                                             106,176       768,727

    Dividends                                                  -     1,894,341
                                                  --------------   -----------

Total additions                                          106,176    11,373,212
                                                  --------------  ------------
Deductions:

    Withdrawals or Loan Repayments                        92,715     7,979,676

    Assets transferred to other plans                     17,929     1,087,434

    Trust management fees                                      -        66,011
                                                  --------------   -----------

Total deductions                                         110,644     9,133,121
                                                  --------------  ------------

Net assets transferred among funds                       429,231             -
                                                   -------------  ------------

Net increase/(decrease)                                  424,763     2,240,091

Net assets available for benefits
    at beginning of year                               1,618,925    58,837,021
                                                   -------------  ------------
Net assets available for benefits
    at end of year                                 $   2,043,688  $ 61,077,112
                                                   ============== ============

The accompanying notes are an integral part of these financial statements.

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A--DESCRIPTION OF THE PLAN

The following description of the ICF Kaiser International, Inc. Section 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan agreement for more detailed information.

The Plan was established effective March 1, 1989 in accordance with section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by an administrator appointed by ICF Kaiser International, Inc. (the Company). The Plan is a voluntary, defined contribution plan that allows eligible employees of the Company to contribute on a pre-tax basis up to 12% of their compensation, up to a statutory limit. The Company matches employee contributions at a rate of 50% of such contributions up to 4%. Employee contributions and company matching contributions are deposited with the Vanguard Fiduciary Trust Company (Vanguard), as trustee, where they are accumulated and invested on behalf of the Plan at the discretion of the employee.

Within guidelines established by the Plan, participants may elect to direct their accounts into several alternative investment funds. As of December 31, 1995, the Plan had nine eligible investment funds:

Vanguard Wellington Fund
- ------------------------

This fund follows a diversified and balanced program of investing in bonds and common stocks to conserve principal and provide reasonable income without undue risk.

Vanguard W. L. Morgan Growth Fund
- ---------------------------------

This fund seeks long-term growth of capital by investing in a portfolio of common stocks.

Vanguard Investment Grade Bond Fund
- -----------------------------------

This fund seeks to provide a high level of current income, consistent with maintenance of principal and liquidity, by investing in a diversified portfolio of long-term, investment-grade bonds.

Vanguard Money Market Fund
- --------------------------

This fund invests in high-quality money market instruments that mature in one year or less. The objectives of the fund are maximization of current income, preservation of capital, and liquidity.

Vanguard Index 500 Fund
- -----------------------

This fund attempts to provide investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

ICF Kaiser Stock Fund
- ---------------------

This fund is invested primarily in common stock of ICF Kaiser International, Inc. This fund, has been divided into fund units rather than shares of stock. Each fund unit was initally valued at $10.00. As of December 31, 1995 and 1994, respectively, each fund unit was valued at $14.37 and $10.70. By design, the number of units owned by each participant is not equal to the number of shares of the

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE A--DESCRIPTION OF THE PLAN (Continued)

underlying company stock nor is the unit price of the Company Stock Fund equal to the market value of the shares of underlying stock. There are two reasons for these differences: first, in order to differentiate between the share price of the Company stock and the unit value of the Company Stock Fund Vanguard assigns an arbitrary initial unit value (typically $10 per unit) to the fund: second, in addition to shares of stock the unit value includes proportionate interest in the cash balance held by the Company Stock Fund. As of December 31, 1995 and 1994, respectively, Plan participants own 175,940 and 136,642 shares of Company common stock with a per share fair value of $3.38 and $3.13 based upon quoted market prices.

Although the unit value of the Company Stock Fund and the current market value of the underlying company stock are not equal, a participant can easily determine the approximate number of shares of the underlying company stock represented by his or her fund units on the conversion date by dividing the total market value of his or her account balance by the current share price of the stock.

During 1995 the plan added the following additional investment options:

Vanguard Explorer Fund
- ----------------------

A common-stock fund that seeks long-term growth of capital by investing in small and emerging growth companies.

Vanguard Primecap Fund
- ----------------------

A common-stock fund that seeks long-term growth of capital by investing principally in a portfolio of common stocks. Dividend income is incidental.

Vanguard International Growth Portfolio
- ---------------------------------------

An international fund diversified in the common stocks of companies in as many as 30 foreign markets.

Employee contributions and the Company's matching contributions are fully vested upon initial participation and nonforfeitable upon receipt by the Plan. Income, expenses, and gains or losses (realized and unrealized) of Plan investments are allocated among participants based upon their respective account balances.

Participants may borrow up to half of their account balance within guidelines established by the loan committee of the Company. Loans accrue interest at the prime rate as determined at the time of issuance.

Loans are repaid through payroll deductions on a bi-weekly basis over terms ranging from 1 to 10 years. At December 31, 1995, there were 373 participants with outstanding loan balances.

Upon termination, a participant may elect to receive their account balance in a lump-sum distribution or delay withdrawal until a future date.

NOTE B--ACCOUNTING POLICIES

The Plan follows the accrual method of accounting for financial reporting purposes. The accompanying financial statements are prepared in accordance with generally accepted accounting principles.

Investments are valued for financial statement purposes at fair value. The values for the Vanguard Funds are based on the quoted net asset value (redemption value) of the respective investment funds as of the Plan's year end. Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. The Plan has invested in the investment options directed by its participants.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Employees who have retired upon reaching either the normal retirement date (age
65) or a deferred retirement date, or who have terminated employment with the Company, may elect to withdraw the entire amount of their contribution account. Benefits are recorded when paid. Benefits due to former employees who have not yet received the balance of their accounts and who have elected to withdraw from the Plan totalled $61,278 and $35,010 at December 31, 1995 and 1994, respectively.

Administrative expenses of the Plan are paid by the participants and are deducted from participants' accounts based on a flat quarterly fee. Additionally, the Company provides certain administrative support to the Plan at no cost.

The Company anticipates and fully intends that the Plan will be a permanent program for the exclusive benefit of the participants and their beneficiaries. The Company, however, reserves the right to terminate the Plan at any time such action becomes necessary. In the event the Plan is terminated, the net assets will be allocated to participants as required by ERISA and its related regulations.

NOTE C--FEDERAL INCOME TAXES

In January 1995, the Internal Revenue Service ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Plan administrators and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe earnings on contributions to the Plan are not subject to tax under present income tax laws and employee contributions to the Plan are not subject to Federal income tax to the employee until distribution from the Plan.

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)


NOTE D--INVESTMENTS

Investments of the Plan are maintained by Vanguard. Investments comprising 5% or more of the Plan's net assets as of December 31, 1995 and 1994 were as follows:

                                     Fair Value
                                        1995

Vanguard Wellington                 $24,706,349
Vanguard W.L. Morgan Growth          10,406,949
Vanguard Investment Grade Bond        7,314,668
Vanguard Money Market                16,094,203
Vanguard Index 500                   17,833,175


                                     Fair Value
                                        1994


Vanguard Wellington                 $18,558,437
Vanguard W.L. Morgan Growth           6,874,063
Vanguard Investment Grade Bond        5,440,493
Vanguard Money Market                15,616,274
Vanguard Index 500                   11,738,121

NOTE E--ASSETS TRANSFERRED

The amount of assets transferred from other plans represents the integration of plans sponsored by an entity owned by the Company and rollovers for new employees from other employer qualified plans. The total assets transferred to other plans of entities owned by the Company totalled $0 and $1,087,434 during the years ended December 31, 1995 and 1994, respectively. Assets transferred from other employer qualified plans totalled $1,120,534 and $1,229,506 for the years ended December 31, 1995 and 1994, respectively.


NOTE F--CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Plan to concentrations of credit risk consist primarily of investments. The Plan has invested primarily in Vanguard investment funds. Each of the Vanguard Funds is registered under the Investment Act of 1940 as a diversified open-end investment company. Certain funds invest in corporate debt instruments. The issuers' abilities to meet these obligations may be affected by economic developments in their respective industries.

ICF KAISER INTERNATIONAL, INC.

SECTION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE G--RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

                                                              1995           1994
                                                          ------------   ------------
Net assets available for benefits per the financial       $81,223,792    $61,077,112
statements

Amounts allocated to withdrawing participants             $   (61,278)       (35,010)
                                                          -----------    -----------

Net assets available for benefits per the Form 5500       $81,162,514    $61,042,102
                                                          ===========    ===========

The following is a reconciliation of withdrawals per the financial statements to benefits paid to participants per Form 5500 for the years ended December 31:

                                                             1995          1994
                                                          -----------   -----------
Withdrawals per the financial statements                  $7,165,278    $7,979,676

Add: Amounts allocated to withdrawing participants at         61,278        35,010
end of year

Less: Amounts allocated to withdrawing participants          (35,010)     (885,966)
at beginning of year                                      ----------    ----------


Benefits paid to participants per Form 5500               $7,191,546    $7,128,720
                                                          ==========    ==========

                             Supplemental Schedules

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

ITEM 27a
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 1995


                                           Number of Shares      Historical        Fair
Identity of Issue                          or Principal Amount      Cost        Market Value
- ----------------------------------------   -------------------   ------------   ------------
Pooled Funds:

  Vanguard Wellington                      1,011,312 shares       $19,654,711    $24,706,349

  Vanguard W. L. Morgan Growth             738,605 shares           9,241,360     10,406,949

  Vanguard Investment Grade Bond           771,590 shares           6,694,794      7,314,668

  Vanguard Money Market                    16,094,203 shares       16,094,203     16,094,203

  Vanguard Index 500                       309,604 shares          13,150,480     17,833,175

Vanguard Explorer Fund                     11,826 shares              577,772        590,688

Vanguard Primecap Fund                     899 shares                  23,262         23,571

Vanguard Int'l Growth Stock Portfolio      55,397 shares              804,174        832,057

  ICF Kaiser Stock Fund                    52,036 shares              626,459        747,744

Loans to Participants

  Fully amortizing,
  bearing interest ranging
  from 6% to 12% and maturing
  at various dates through
  December 2003                            $2,282,457               2,282,457       2,282,457
                                                                  -----------     -----------


  Total Investments                                               $69,149,672     $80,831,861
                                                                  ===========     ===========

ICF KAISER INTERNATIONAL, INC.
SECTION 401(k) PLAN

ITEM 27d
SCHEDULE OF REPORTABLE TRANSACTIONS
for the year ended December 31, 1995

Plan assets at January 1, 1995 -- $61,077,112       5% -- $3,053,856



I.   Single transactions in excess of 5%:

     None.

II. Series of transactions with respect to any pension other than securities in excess of 5%:

     None.

III. Series of transactions with respect to securities of the same issue in excess of 5%:

===========================================================================================================================
                                                                                                                     Net
                                                                           Proceeds       No.         Net           Market
                                         Cost of         No. of              from         of       Historical       Value
        Identity of Issue               Purchases       Purchases           Sales        Sales        Gain           Gain
- ---------------------------------------------------------------------------------------------------------------------------
Vanguard Wellington Fund               $ 5,384,729        180           $ 4,118,299        179     $  534,374    $  466,792
Vanguard W.L. Morgan Growth Fund         3,721,914        173             1,880,997        149        146,712       209,211
Vanguard Investment Grade Bond Fund      2,223,223        184             1,379,763        148         26,768        95,520
Vanguard Money Market Fund               5,962,095        218             5,484,061        196              0             0
Vanguard Index 500 Fund                  4,772,134        198             2,914,262        173        507,995       387,997

- ---------------------------------------------------------------------------------------------------------------------------
     Totals                            $22,064,095                      $15,777,381                $1,215,849    $1,159,520
===========================================================================================================================

IV. Transactions with respect to securities with a person if any prior or subsequent transaction with such person exceeded 5%:

     None.

                                  SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              ICF Kaiser International, Inc. Section 401(k) Plan


                                                          /s/ Michael K. Goldman
                                                    ----------------------------
                                                              Michael K. Goldman
                                                              Plan Administrator



Date:  June 27, 1996



               INDEX


Exhibit   Description of Exhibit
- -------   ----------------------


No. 23    Consent of Coopers & Lybrand (the Plan's Independent Accountants)

No. 99 ICF Kaiser International, Inc. Section 401(k) Plan (as amended and restated as of March 1, 1993) (and further amended with respect to name change only as of June 26, 1993) (incorporated by reference to Exhibit No. 10(f) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993)
                    and
          Amendment No. 1 dated April 24, 1995 (incorporated by reference to
          Exhibit 10(p)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) for the second quarter of fiscal 1995 filed with the Commission on May 23, 1995)
                    and
          Amendment No. 2 dated December 15, 1995 (incorporated by reference to
          Exhibit 10(p)(2) to Transition Report on Form 10-K (Registrant No. 1-12248) for the ten months ended December 31, 1995)